811-03228
Branch 16

COPY

WILMERHALE

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 16 2006
WASH., D.C.

June 15, 2006

Matthew A. Stowe

+1 617 526 6759 (t)
+1 617 526 5000 (f)
matthew.stowe@wilmerhale.com

VIA UPS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

Re: In re: Mutual Funds Investment Litigation, C.A. No. 04-MD-15863 (D.Md.)
Anita Walker v. Massachusetts Financial Services Company, et al., C.A. No. 1:04-CV-01758

Dear Sir/Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I have attached for filing, on behalf of Massachusetts Financial Services Company ("MFS"), a copy of the following pleading in the above referenced matters:

1. The Second Amended Class Action Complaint for Violations of the Employee Retirement Income Security Act

Pursuant to Rule 101(c)(11) of Regulation S-T, this document is being submitted in paper format only. For your information, MFS's SEC file number is 801-17352.

Please acknowledge receipt of this letter and its enclosure by date-stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Thank you for your attention to this matter.

Very truly yours,

Matthew A. Stowe

MAS:vfm
Attachment

06041804

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	MDL No. 1586 Judge J. Frederick Motz
This Document Relates to:	:	
Anita Walker v. Massachusetts Financial Services Company, et al., Civil Action No. 1:04-CV-01758	:	1:04-md-15863-JFM Judge J. Frederick Motz

SECOND AMENDED CLASS ACTION COMPLAINT FOR VIOLATIONS
OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT

Plaintiff Anita Walker, a participant in the MFSavings Retirement Plan (the "Plan") of Massachusetts Financial Services Company ("MFS" or the "Company"), during the relevant time period, on behalf of herself and a class of all others similarly situated, alleges as follows:

INTRODUCTION

1. This is a class action brought pursuant to § 502 of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. § 1132, against Plan fiduciaries.

2. 401(k) plans confer tax benefits on participating employees to incentivize saving for retirement and/or other long-term goals. Employees participating in a 401(k) plan may have the option of purchasing the mutual fund investment options created by their employer, often the sponsor of the plan, for part of their retirement investment portfolios. A number of mutual funds within the MFS family of mutual funds, which include the MFS Capital Opportunities Fund, MFS Core Growth Fund, MFS Emerging Growth Fund, MFS Large Cap Growth Fund, MFS

Managed Sectors Fund, MFS Mid Cap Growth Fund, MFS New Discovery Fund, MFS New Endeavor Fund, MFS Research Fund, MFS Strategic Growth Fund, MFS Technology Fund, Massachusetts Investors Growth Stock, MFS Mid Cap Value Fund, MFS Research Growth and Income Fund, MFS Total Return Fund, MFS Union Standard Equity Fund, MFS Utilities Fund, MFS Value Fund, Massachusetts Investors Trust, MFS Aggressive Growth Allocation Fund, MFS Conservative Allocation Fund, MFS Moderate Allocation Fund, MFS Bond Fund, MFS Emerging Markets Debt Fund, MFS Government Limited Maturity Fund, MFS Government Mortgage Fund, MFS Government Securities Fund, MFS High Income Fund, MFS High Yield Opportunities Fund, MFS Intermediate Investment Grade Bond Fund, MFS Limited Maturity Fund, MFS Research Bond Fund, MFS Strategic Income Fund, MFS Alabama Municipal Bond Fund, MFS Arkansas Municipal Bond Fund, MFS California Municipal Bond Fund, MFS Florida Municipal Bond Fund, MFS Georgia Municipal Bond Fund, MFS Maryland Municipal Bond Fund, MFS Massachusetts Municipal Bond Fund, MFS Mississippi Municipal Bond Fund, MFS Municipal Bond Fund, MFS Municipal Limited Maturity Fund, MFS New York Municipal Bond Fund, MFS North Carolina Municipal Bond Fund, MFS Pennsylvania Municipal Bond Fund, MFS South Carolina Municipal Bond Fund, MFS Tennessee Municipal Bond Fund, MFS Virginia Municipal Bond Fund, MFS West Virginia Municipal Bond Fund, MFS Emerging Markets Equity Fund, MFS Global Equity Fund, MFS Global Growth Fund, MFS Global Total Return Fund, MFS International Growth Fund, MFS International New Discovery Fund, MFS International Value Fund, and MFS Research International Fund (collectively the funds offered under the Plan are referred to as the "MFS Funds") are investment alternatives in the Plan.

3. Plaintiff Anita Walker was an employee of MFS and is a participant in the Plan during the relevant time period. Plaintiff's retirement investment portfolio included MFS Funds.

4. Plaintiff alleges that defendants, as fiduciaries of the Plan, breached their duties to her and to the other participants and beneficiaries of the Plan in violation of ERISA, particularly with regard to the Plan's holdings of MFS Funds.

5. During the Class Period, defendants knew or should have known that MFS Funds were imprudent investment alternatives for the Plan. Defendants played an active role in implementing unlawful mutual fund trading methods utilized by the Company to artificially dilute the value of certain investment alternatives within the Plan, namely, the MFS Funds, or had intimate knowledge of these activities.

6. Defendants are liable under ERISA to restore losses sustained by the Plan as a result of their breaching of their fiduciary obligations.

JURISDICTION AND VENUE

7. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1331 and ERISA § 502(e)(1), 29 U.S.C. § 1132(e)(1).

8. Venue is proper in this district pursuant to ERISA § 502(e)(2), 29 U.S.C. § 1132(e)(2), because the Plan was administered in this district, some or all of the fiduciary breaches for which relief is sought occurred in this district, and/or some defendants reside or maintain their primary place of business in this district.

PARTIES

Plaintiff

9. Plaintiff Anita Walker was an MFS employee, is a participant in the Plan pursuant to § 3(7) of ERISA, 29 U.S.C. § 1102(7), and held MFS Funds in her retirement investment portfolio.

Defendants

10. Defendant Massachusetts Financial Services Corporation Retirement Committee ("Retirement Committee") is the designated Plan Administrator. As Plan Administrator, the Retirement Committee was a named fiduciary of the Plan within the meaning of ERISA; it and its individual members, exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets, including but not limited to the discretionary authority to add and/or remove investment options under the Plan, and was charged with the concomitant responsibility to evaluate each investment option under the Plan. Upon information and belief, the Retirement Committee and its individual members also were responsible for disseminating the SPD along with the prospecti of the various investment options under the Plan.

11. Defendant Eric Burns ("Burns") served as Secretary of the Retirement Committee during the Class Period. As such, Burns was a named fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets, including but not limited to the discretionary authority to add and/or remove investment options under the Plan, and was charged with the concomitant responsibility to evaluate each investment option under

the Plan. Upon information and belief, Burns also was responsible for disseminating the SPD along with the prospectuses of the various investment options under the Plan.

12. Defendants are named fiduciaries with respect to the Plan and exercised discretionary authority or control regarding management of the Plan, management of the Plan's assets, and/or administration of the Plan.

THE PLAN

13. The MFSavings Retirement Plan is an "employee pension benefit plan," as defined by § 3(2)(A) of ERISA, 29 U.S.C. § 1002(2)(A). The relief requested in this action is for the benefit of the Plan and its participants/beneficiaries.

14. According to the 2001 Form 5500, the Plan is a defined contribution plan sponsored by MFS for the benefit of employees of the Company.

15. Upon information and belief, Plan participants are permitted each pay period to contribute a percentage of their compensation into the Plan, and direct their contributions into one of a number of mutual funds and fixed income investments. Among these investment alternatives, participants can choose to direct all or part of their contributions into various MFS Funds.

16. According to the Company's 2001 Form 5500, as of December 31, 2001, the Plan's interest in registered investment companies (i.e. mutual funds) totaled **$54,009,970**, or **97.6%** of the Plan's total assets.

17. Upon information and belief, among the Plan's mutual fund investments are at least one, if not more of the following: the MFS Emerging Growth Fund, Massachusetts Investors Trust Fund, Massachusetts Investors Growth Stock Fund, MFS Research Fund, and

MFS Total Return Fund. As discussed below, internal Company memoranda have revealed that the Company permitted illegal timing activity to occur in all five of these funds.

18. As a result of Defendants' investing certain mutual funds where investors were treated differently than others, as described herein, the value of those Plan assets were materially diluted.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action as a class action pursuant to Rules 23(a), (b)(1), (b)(2) and (b)(3) of the Federal Rules of Civil Procedure on behalf of herself and the following class of persons similarly situated (the "Class"):

> All persons who were participants in or beneficiaries of the Plan at any time between December 15, 1998 and September 3, 2003 (the "Class Period") and whose accounts included investments in MFS Funds.

20. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time, and can only be ascertained through appropriate discovery, Plaintiff believes there are, at a minimum, thousands of members of the Class who participated in, or were beneficiaries of, the Plan during the Class Period.

21. Common questions of law and fact exist as to all members of the Class and predominate over any questions affecting solely individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether Defendant owed a fiduciary duty to Plaintiff and members of the Class;

(b) whether Defendant breached its fiduciary duties to Plaintiff and members of the Class by failing to act prudently and solely in the interests of the Plan's participants and beneficiaries;

(c) whether Defendant violated ERISA; and

(d) whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

22. Plaintiff's claims are typical of the claims of the members of the Class because Plaintiff and the other members of the Class each sustained damages arising out of the Defendant's wrongful conduct in violation of federal law as complained of herein.

23. Plaintiff will fairly and adequately protect the interests of the members of he Class and has retained counsel competent and experienced in class action, complex, and ERISA litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

24. Class action status in this ERISA action is warranted under Rule 23(b)(1)(B) because prosecution of separate actions by the members of the Class would create a risk of adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the actions, or substantially impair or impede their ability to protect their interests.

25. Class action status is also warranted under the other subsections of Rule 23(b) because: (i) prosecution of separate actions by the members of the Class would create a risk of establishing incompatible standards of conduct for Defendant; (ii) Defendant has acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive, declaratory, or other appropriate equitable relief with respect to the Class as a whole; and (iii) questions of law or fact common to members of the Class predominate over any questions

affecting only individual members and a class action is superior to the other available methods for the fair and efficient adjudication of this controversy.

DEFENDANTS' FIDUCIARY STATUS

26. During the Class Period, upon information and belief, defendants had discretionary authority with respect to the management of the Plan and/or the management or disposition of the Plan's assets.

27. During the Class Period, defendants acted as fiduciaries of the Plan pursuant to § 3(21)(A) of ERISA, 29 U.S.C. § 1002(21)(A), and the law interpreting that section.

28. ERISA requires every plan to provide for one or more named fiduciaries who will have "authority to control and manage the operation and administration of the plan." § 402(a)(1), 29 U.S.C. § 1102(a)(1). Defendants are named fiduciaries of the Plan.

29. Upon information and belief, instead of delegating all fiduciary responsibility for the Plan to external service providers, MFS chose to internalize this fiduciary function.

FACTUAL ALLEGATIONS

30. Plaintiff hereby incorporates by reference in their entirety the allegations contained in the "FACTUAL ALLEGATIONS" of the Consolidated Amended Complaint against MFS and the individual defendants herein for securities law violations filed with the Court in the In re MFS track of MDL 1586, Case No. 04-MD-15863.

A. Defendants Knew or Should have Known that MFS Funds Were Not Prudent Plan Investments

31. Throughout the Class Period, the Company engaged in illegal conduct involving timing of the MFS Funds, which, upon information and belief, constituted the ***vast majority*** of

the available investment alternatives in the Plan.

32. The Company's illegal timing activities materially diluted the value of the MFS Funds.

33. At all relevant times, defendants knew or should have known that MFS was improperly diluting the revenues of the MFS Funds by devising and implementing a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing favored investors to engage in timing of the MFS Funds throughout the Class Period and in violation of their fiduciary duties to the Plan participants.

34. Defendants failed to conduct an appropriate investigation into whether the MFS Funds were prudent investments for the Plan and, in connection therewith, failed to provide the Plan participants with information regarding the true investment worthiness of the MFS Funds, such that other fiduciaries and the Plan participants could make informed decisions regarding the MFS Funds and otherwise failed to protect the Plan and its participants against inevitable losses.

35. An adequate investigation by defendants would have revealed to a reasonable fiduciary that investment by the Plan in the MFS Funds, under these circumstances, was imprudent. A prudent fiduciary acting under similar circumstances would have acted to protect participants against unnecessary losses, and would have made a different investment decision.

36. Because defendants knew or should have known that MFS Funds were not prudent investment options for the Plan, they had an obligation to protect the Plan and its participants from unreasonable and entirely predictable losses incurred as a result of the Plan's investment in MFS Funds.

37. Defendants had available to them several different options for satisfying this duty,

including: making appropriate public disclosures as necessary; divesting the Plan of MFS Funds; consulting independent fiduciaries regarding appropriate measures to take in order to prudently and loyally serve the participants of the Plan; or resigning as Plan fiduciaries to the extent that as a result of their employment by the Company they could not loyally serve Plan participants in connection with the Plan's acquisition and holding of MFS Funds.

B. Defendants Regularly Communicated with Plan Participants Concerning Purchases of MFS Funds, Yet Failed to Disclose the Imprudence of Investment in MFS Funds

38. Upon information and belief, defendants regularly communicated with Plan participants about the performance and prospects of the MFS Funds, collectively, upon information and belief, the largest single asset class in the Plan. During the Class Period, defendants fostered a positive attitude toward the MFS Funds, and/or allowed Plan participants to follow their natural bias towards investment in the mutual fund offerings of their employer by not disclosing negative material information concerning investment in the MFS Funds. As such, Plan participants could not appreciate the true risks presented by investments in the MFS Funds and therefore could not make informed decisions regarding investments in the Plan.

CLAIMS FOR RELIEF UNDER ERISA

39. At all relevant times, defendants were and acted as fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

40. ERISA § 502, 29 U.S.C. §1132, provides, in pertinent part, that a civil action may be brought by a participant for relief under ERISA § 409, 29 U.S.C. §1109.

41. ERISA § 409(a), 29 U.S.C. §1109(a), "Liability for Breach of Fiduciary Duty," provides, in pertinent part, that any person who is a fiduciary with respect to a plan who breaches

any of the responsibilities, obligations, or duties imposed upon fiduciaries by this title shall be personally liable to make good to such plan any losses to the plan resulting from each such breach, and to restore to such plan any profits of such fiduciary which have been made through use of assets of the plan by the fiduciary, and shall be subject to such other equitable or remedial relief as the court may deem appropriate, including removal of such fiduciary.

42. ERISA § 404(a)(1)(A) and (B), 29 U.S.C. § 1104(a)(1)(A) and (B), provides, in pertinent part, that a fiduciary shall discharge his duties with respect to a plan *solely in the interest of the participants* and beneficiaries, for the *exclusive purpose of providing benefits to participants* and their beneficiaries, and *with the care, skill, prudence, and diligence* under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

43. These fiduciary duties under ERISA § 404(a)(1)(A) and (B) are referred to as the *duties of loyalty, exclusive purpose and prudence* and are the "highest known to the law." They entail, among other things:

a. The duty to conduct an independent and thorough investigation into, and continually to monitor, the merits of all the investment alternatives of a plan, including in this instance, MFS Funds, to ensure that each investment is a suitable option for the plan; and

b. A duty to disclose and inform, which encompasses: (1) a negative duty not to misinform; (2) an affirmative duty to inform when the fiduciary knows or should know that silence might be harmful; and (3) a duty to convey complete and accurate information material to the circumstances of participants and beneficiaries.

44. ERISA § 405(a), 29 U.S.C. § 1105(a), "Liability for breach by co-fiduciary," provides, in pertinent part, that:

> "...in addition to any liability which he may have under any other provision of this part, a fiduciary with respect to a plan shall be liable for a breach of fiduciary responsibility of another fiduciary with respect to the same plan in the following circumstances: (A) if he participates knowingly in, or knowingly undertakes to conceal, an act or omission of such other fiduciary, knowing such act or omission is a breach; (B) if, by his failure to comply with section 404(a)(1), 29 U.S.C. §1104(a)(1), in the administration of his specific responsibilities which give rise to his status as a fiduciary, he has enabled such other fiduciary to commit a breach; or (C) if he has knowledge of a breach by such other fiduciary, unless he makes reasonable efforts under the circumstances to remedy the breach."

45. Plaintiff therefore bring this action under the authority of ERISA §502 for Plan-wide relief pursuant to ERISA § 409(a) to recover losses sustained by the Plan arising out of the breaches of fiduciary duties by the defendants.

CAUSATION

46. The Plan suffered at least millions of dollars in losses because substantial assets of the Plan were imprudently allowed to be put at great risk by defendants through Plan investment in MFS Funds during the Class Period, in breach of defendants' fiduciary duties. This loss is reflected in the diminished account balances of the Plan's participants.

47. Defendants are responsible for losses caused by participant direction of investment in MFS Funds, because defendants failed to take the necessary and required steps to ensure effective and informed independent participant control over the investment decision-making process, as required by ERISA § 404(c), 29 U.S.C. § 1104(c), and the regulations promulgated thereunder. Defendants provided inaccurate and incomplete information to participants regarding the nature of MFS's illicit activities and the true underlying values of the MFS Funds, misrepresenting their soundness as investment vehicles. As a consequence, participants did not exercise independent control over their investments in MFS Funds, and

defendants remain liable under ERISA for losses caused by such investment.

48. Had Defendants not breached their fiduciary and/or co-fiduciary duties by investing in funds that, as described herein, treated certain mutual fund investors differently than others, the Plans would have avoided a substantial portion of the losses suffered through continued investment in MFS Funds.

COUNT I

Failure to Prudently and Loyally Manage Plan Assets
(Breaches of Fiduciary Duties in Violation of ERISA § 404)

49. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

50. At all relevant times, as alleged above, the defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

51. As alleged above defendants were all responsible, in different ways and to differing extents, for the selection, maintenance, and monitoring of the Plan's investment options, including the option of MFS Funds.

52. Under ERISA, fiduciaries who exercise discretionary authority or control over management of a plan or disposition of a plan's assets are responsible for ensuring that investment options made available to participants under a plan are prudent. Furthermore, such fiduciaries are responsible for ensuring that assets within the plan are prudently invested. The defendants were responsible for ensuring that all investments in MFS Funds in the Plan were prudent, and are liable for losses incurred as a result of such investments being imprudent.

53. Moreover, a fiduciary's duty of loyalty and prudence require it to disregard plan

documents or directives that it knows or reasonably should know would lead to an imprudent result or would otherwise harm plan participants or beneficiaries. ERISA § 404(a)(1)(D), 29 U.S.C. § 1104(a)(1)(D). Thus, a fiduciary may not blindly follow plan documents or directives that would lead to an imprudent result or that would harm plan participants or beneficiaries, nor allow others, including those whom they direct or who are directed by the plan (e.g. plan trustees) to do so.

54. The defendants breached their duties to prudently and loyally manage the Plan's assets. During the Class Period these defendants knew or should have known that MFS Funds were not a suitable and appropriate investment for the Plan as described herein. Nonetheless, during the Class Period, these fiduciaries continued to offer MFS Funds as an investment options for the Plan and to direct and approve Plan investment in MFS Funds, instead of cash or other investments. Moreover, during the Class Period, despite their knowledge of the imprudence of the investment, defendants failed to take adequate steps to prevent the Plan, and indirectly the Plan participants and beneficiaries, from suffering losses as a result of the Plan's investments in MFS Funds.

55. The defendants also breached their co-fiduciary obligations by, among other failures, knowingly participating in, making no effort to remedy, and/or knowingly undertaking to conceal, their fellow defendants' failure to prudently and loyally manage Plan assets in the exercise of their discretion with respect to offering MFS Funds as investment options in the Plan despite knowing that such failures were breaches of their ERISA-mandated fiduciary duties.

56. Defendants were unjustly enriched by the fiduciary breaches described in this Count.

57. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan (and indirectly the plaintiff and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

58. Pursuant to ERISA § 502(a), 29 U.S.C. § 1132(a) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT II

Failure to Provide Complete and Accurate Information to Plan Participants and Beneficiaries (Breaches of Fiduciary Duties in Violation of ERISA §§ 404 and 405 of ERISA)

59. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

60. At all relevant times, as alleged above, defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C.§ 1002(21)(A).

61. At all relevant times, the scope of the fiduciary responsibility of the defendants included Plan communications to Plan participants and beneficiaries.

62. The duty of loyalty under ERISA requires fiduciaries to speak truthfully to participants, not to mislead them regarding the plan or plan assets, and to disclose information that participants need in order to exercise their rights and interests under the plan. This duty to inform participants includes an obligation to provide participants and beneficiaries of the Plan with complete and accurate information, and to refrain from providing false information or concealing material information regarding Plan investment options such that participants can

make informed decisions with regard to investment options available under the Plan. This duty applied to all Plan investment options presented by defendants during the Class Period, including investment in MFS Funds.

63. The defendants breached their duty to inform participants by failing to provide complete and accurate information regarding investment in shares of the MFS Funds, MFS's improper timing activities, and the consequent artificial dilution of shares of the MFS Funds, and generally, by conveying inaccurate information regarding the soundness of investing in the MFS Funds. These failures were particularly devastating to the Plan and the participants; a vast majority of the Plan's assets were invested in shares of the MFS Funds during the Class Period and, thus, losses stemming from such investment, had an enormous impact on the value of participants' retirement assets.

64. Defendants in this Count are also liable as co-fiduciaries because (1) they knowingly participated in and knowingly undertook to conceal the failure of the other fiduciaries to provide complete and accurate information regarding MFS Funds, despite knowing of their breaches; (2) they enabled such conduct as a result of their own failure to satisfy their fiduciary duties; and (3) they had knowledge of the other fiduciaries' failures to satisfy their duty to provide only complete and accurate information to participants, yet did not make any effort to remedy the breaches.

65. Where a breach of fiduciary duty consists of, or includes, misrepresentations and omissions material to a decision by a reasonable Plan participant that results in harm to the participant, the participant is presumed as a matter of law to have relied upon such misrepresentations and omissions to her detriment. Here, the above-described statements, acts and

omissions of the defendants constituted misrepresentations and omissions that were fundamentally deceptive concerning the prudence of investments in MFS Funds and were material to any reasonable person's decision about whether or not to invest or maintain any part of their invested Plan assets in MFS Funds during the Class Period. Plaintiff and the other Class members are therefore presumed to have relied to their detriment on the misleading statements, acts, and omissions of the defendants.

66. Defendants in this Count were unjustly enriched by the fiduciary breaches described in this Count.

67. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan (and indirectly plaintiff and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

68. Pursuant to ERISA § 502(a)(2), 29 U.S.C. § 1132(a)(2) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for:

A. A Declaration that the defendants, and each of them, have breached their ERISA fiduciary duties to the Participants;

B. A Declaration that the defendants, and each of them, are not entitled to the protection of ERISA § 404(c)(1)(B), 29 U.S.C. § 1104(c)(1)(B);

C. An Order compelling the defendants to make good to the Plan all losses to the Plan resulting from defendants' breaches of their fiduciary duties under all applicable ERISA provisions, including losses to the Plan resulting from imprudent investment of the Plan's assets, and to restore to the Plan all profits the defendants made through use of the Plan's assets, and to restore to the Plan all profits which the Participants would have made if the defendants had fulfilled their fiduciary obligations;

D. Imposition a Constructive Trust on any amounts by which any defendant was unjustly enriched at the expense of the Plan as the result of breaches of fiduciary duty;

E. Actual damages in the amount of any losses the Plan suffered, to be allocated among the Participants' individual accounts in proportion to the accounts' losses;

F. An Order that defendants allocate the Plan's recoveries to the accounts of all Participants who had any portion of their account balances invested in the MFS Funds maintained by the Plan in proportion to the accounts' losses attributable to the decline in the price/value of MFS Funds;

G. An Order awarding costs pursuant to 29 U.S.C. § 1132(g);

H. An Order awarding attorneys' fees pursuant to 29 U.S.C. § 1132(g) and the common fund doctrine; and

I. An Order for equitable restitution and other appropriate equitable monetary relief against the defendants.

Dated: May 8, 2006

WECHSLER HARWOOD LLP

By: /S/ Samuel K. Rosen
Robert I. Harwood
Samuel K. Rosen
Matthew M. Houston
Peter W. Overs, Jr.
488 Madison Avenue
New York, NY 10022
Telephone: (212) 935-7400
Facsimile: (212) 753-3630

Attorneys for Plaintiff

CERTIFICATE OF SERVICE

I, Cary Savitz, hereby certify that I am not a party to the action, am over the age of eighteen years, am employed by the law firm of Wechsler Harwood LLP, attorneys for plaintiff, and that on May 8, 2006, I served the foregoing **SECOND AMENDED CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT** in the within action, by causing a true and correct copy of the same to be electronically mailed to counsel for defendants as indicated below:

William H. Paine, Esq.
HALE & DORR LLP
60 State Street
Boston, MA 02109
(617) 526-6134
E-Mail: william.paine@haledorr.com

Attorneys for MFS

/S/ Cary Savitz
Cary Savitz